FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 12, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 12, 2005                                     By: Victoria Llewellyn
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                            Director's Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)12.24 per Ordinary Share on 11 April 2005 through the Company's ShareReward Plan ("the Plan") which Mr Heslop entered on 5 October 2001:


Mr J S Heslop         Acquisition of 10 Ordinary Shares under the partnership
                      element of the Plan (personal contribution)

                      Acquisition of 10 Ordinary Shares under the matching element of the Plan (Company contribution)


Mr Heslop and the Company were advised of this information on 12 April 2005.



S M Bicknell
Company Secretary

12 April 2005

                      Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

11 April 2005            Abacus  (GSK)   Trustees   Limited,   as  trustee  of
                         the GlaxoSmithKline   Employee   Trust,   ("the  GSK
                         Trust"), transferred  18,492  Ordinary  Shares  in the
                         Company  to participants  in the  SmithKline  Beecham
                         Employee  Share Option Plan 1991.

18 February 2005         Abacus  (GSK)  Trustees  Limited,  as  trustee  of the
                         GSK Trust,  transferred  2,000 Ordinary  Shares in the
                         Company to participants in the SmithKline  Beecham
                         Employee Share Option Plan 1991.


The Company was advised of both these transactions on 12 April 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell,
Company Secretary

12 April 2005

                           Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 12 April 2005, that as a result of a movement in the fund on 08 April 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,292,789 to 18,341,531 at an average price of $46.00


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

12 April 2005